Exhibit 99.4

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Grant of an Annual Bonus to the Company’s President

The Company is pleased to report this immediate report in accordance with Section 37A(3) of the Securities Regulations (Immediate and Periodic reports), 1970:

1.	General

On March 27, 2012, following the approval of the Company’s Compensation Committee given on March 25, 2012, the Company’s Board of Directors approved the grant of an annual bonus for 2011 in the amount of NIS 1.5 million to the Company’s President, Mr. Aharon Soffer (the said bonus is within the limitations of Mr. Soffer’s employment agreement).

2.	Terms of Employment

For details regarding Mr. Soffer’s employment terms see Appendix A of this report.

3.	The Compensation Committee and Boards’ Rationals:

Mr. Soffer’s terms of employment were presented to the Compensation Committee and the Company’s Board who, as mentioned above, approved the grant of the bonus in their meetings dated March 25, 2012 and March 27, 2012, accordingly (in addition, the Compensation Committee discussed this issue in its earlier meeting, dated March 22, 2012). The said terms of employment are included in the Company’s annual reports for 2011, which were also presented to the Board. In addition, the Compensation Committee and the Company’s Board reviewed the objectives that the Company met during 2011, as well as a conventional senior management compensation model, created by an external consultant.

The aforementioned grant is part of the annual compensation granted to Mr. Soffer for his activity during 2011, and was based on his achievements during the year as expressed in the Company’s performance during 2011, including the initial listing of the Company’s shares for trading on the NYSE, the exposure of the Company to coverage by international analysts, successful debt raising, Mr. Soffer’s impact on the Company’s day to day activities and his contribution to its achievements.

The Compensation Committee and the Company’s Board approved the grant unanimously.

Gazit Globe, Ltd.

By	Eran Ballan
Varda Zuntz

Appendix A to Gazit Globe’s Immediate Report

Details regarding Mr. Aharon Soffer, the President of the Company

Details of Compensation Recipient				Compensation for Services (NIS in thousands)
Name	Position	Scope of position	Percentage holding in the corporation	Salary	Bonus	Share-based payment	Total
Aharon Soffer	President	Full-time	0.47%	2,187	1,500	2,630	6,317

A.	In December 2009, the Company and Mr. Soffer entered into an employment agreement setting forth the terms of Mr. Soffer’s employment as President of the Company (prior to his appointment as President of the Company, Mr. Soffer served as Vice President of the Company and as President of a foreign company wholly-owned by the Company, and immediately prior to his appointment as President, Mr. Soffer served as Interim President of the Company). Pursuant to the aforesaid employment agreement, the monthly salary of Mr. Soffer amounts to NIS 125,000 (gross), and is updated once a quarter according to the increase in the Israeli Consumer Price Index (as of December 31, 2011, Mr. Soffer’s gross monthly salary amounted to NIS 131.7 thousand). Mr. Soffer is also entitled to an annual bonus at a rate of up to 100% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. In addition, Mr. Soffer is entitled to the usual social benefits and related benefits, including managerial insurance, contributions to a further studies fund and life insurance (which includes the members of his family as beneficiaries), and was entitled to the refund of monthly rentals and maintenance fees during the first 12 months of his employment and non-recurring relocation expenses. Mr. Soffer is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). Pursuant to the employment agreement, Mr. Soffer’s period of employment is for 4 years starting from November 1, 2009, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Soffer’s employment with the Company being terminated on the initiative of the Company (except in a case of dismissal “with cause”), Mr. Soffer will be entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Soffer is entitled to receive his full salary and the related benefits thereto; (b) a total amount equivalent to his full salary, including social benefits and related benefits (but excluding the annual bonus), with respect to 6 months and his monthly salary (excluding related benefits) with respect to an additional 12 months or with respect to the period remaining until the end of the agreement, whichever period is the shorter; (c) a proportionate part of the total annual bonus to which he is entitled in accordance with the date of terminating his employment, which will be calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (d) acceleration of the vesting period of the share options granted to Mr. Soffer (see below), and which have not yet reached their vesting date. In the event of a change in control, Mr. Soffer will be entitled to acceleration of the vesting period with respect to share options that have not yet reached their vesting date, as well as to a bonus equivalent to 200% of his annual salary, supplemented by 200% of the annual bonus to which he was entitled in the financial year preceding the change in control. For the purpose of this section a “change in control” shall constitute: (a) any event where a transaction takes place for the merger or acquisition of the Company, as a result of which the interests of the shareholders of the Company (as they were immediately prior to the execution of the transaction) amount to less than 50% of the share capital of the Company or of the absorbing company; or (b) the sale of all or a material part of the assets of the Company.

B.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for: (a) 760,000 non-listed share options granted to a trustee for Mr. Soffer (pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track) in December 2009, within the framework of approving Mr. Soffer’s employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 35.67 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a share dividend distribution, a rights issue or a dividend). The vesting period of the options has been set in four equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Soffer’s employment with the Company will expire. In the event of the Company terminating Mr. Soffer’s employment (including at the end of the employment period), other than in circumstances entitling the Company, pursuant to the law, to terminate his employment without severance pay (or in the circumstances set forth in his employment agreement), Mr. Soffer will be entitled to acceleration of the vesting period of the options, which will become immediately exercisable and not later than at the end of 90 days from the date of the termination of his employment with the Company (with regard to Mr. Soffer’s rights to acceleration of the vesting dates of the options upon a change in control, refer to section a. above). The final expiry date of each option is at the end of 5 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 13.322.

C.	In addition, Mr. Sofer has monetary bonus agreements that mimic the grant of share options (“phantom agreements”), as detailed below: (1) in April 2008, a bonus agreement was signed between Mr. Soffer and a foreign company which is wholly owned by the Company, in which Mr. Soffer served as President prior to being appointed as President of the Company (in this section: the “Subsidiary”). This agreement mimics the grant of 24,800 share options with a monetary benefit, which entitles Mr. Soffer, at the time of their exercise, to a monetary sum that is calculated as the difference between the Company’s quoted share price on the exercise date and an exercise price of NIS 40 (linked to the consumer price index and subject to adjustments in the event of a stock dividend distribution, a rights issue or a dividend distribution) (the “Exercise Price”). The grant is exercisable in three equal installments, starting from April 21 of each of the years from 2009 through 2011 and through April 21, 2012, so long as on each of the aforesaid dates Mr. Soffer will be employed by the Group, will provide it with services on a regular basis or will serve as an officer thereof. The economic value as of the grant date of each of the bonus points, based on the binomial model, is NIS 7.8; (ii) in April 2009, a bonus agreement was signed between the Subsidiary and Mr. Soffer with terms similar to those described above, that mimics the grant of 21,700 share options with a monetary benefit. The exercise price of each of the bonus units is NIS 17.02, and they are exercisable in three equal installments starting from April 7 of each of the years from 2010 through 2012 and through April 7, 2013. The economic value as of the grant date of each of the bonus points, based on the binomial model, is NIS 7.8. The above table does not include an expense for 2011 with respect to the phantom agreements.
C.	In 2001, a bank in Israel extended to Mr. Soffer (as it did to other officers and employees of the Company) a loans in the total amount of approximately NIS 1.7 million, guaranteed by the Company, for the purchase of Company shares pursuant to the Company’s compensation plan. The loan bore annual interest at the rate of 2% and is linked to the consumer price index. In December 2011, Mr. Soffer repaid the loan in full.
D.	After the date of the financial statements, the Company’s Board of Directors approved granting to Mr. Soffer an annual bonus for 2011 in the amount of NIS 1.5 million. The bonus amount was determined by the Board of Directors, as a part of the annual compensation granted to Mr. Soffer for his activity during 2011, and was based on his achievements during the year as expressed in the Company’s performance during 2011, including the initial listing of the Company’s shares for trading on the NYSE, the exposure of the Company to coverage by international analysts, successful debt raising, Mr. Soffer’s impact on the Company’s day to day activity and his contribution to its achievements.